FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated June 5, 2012

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRF – Brasil Foods S.A. Taxpayer ID (CNPJ/MF): 01.838.723/0001-27 Public Company	Marfrig Alimentos S.A. Taxpayer ID (CNPJ/MF): 03.853.896/0001-40 Public Company

NOTICE TO THE MARKET

Marfrig Alimentos S.A. (“Marfrig” - Bovespa: MRFG3; Level 1 ADR: MRTTY) and BRF - Brasil Foods S.A. (“BRF” - Bovespa: BRFS3; NYSE: BRFS) announce to the market and their shareholders the start of the execution of the Asset Swap Agreement and Other Covenants (“Agreement”) entered into between the Companies on March 20, 2012 and the opinion issued by Brazil’s antirust authority (Conselho Administrativo de Defesa Econômica) on May 23, 2012, with the transfer from BRF to Marfrig of the industrial units located in Duque de Caxias (RJ) and Lajes (SC) and of the Distribution Centers located in Salvador (BA), Campinas (SP), Brasília (DF) and São José dos Pinhais (PR). Approximately 3,800 employees were integrated and the processes and production information systems were connected to the management system of Seara Foods.

At the Extraordinary Shareholders’ Meeting held on May 31, 2012, the shareholders of Quickfood S.A. approved, by unanimous vote, the segregation of certain meatpacking assets that were not included in the swap transaction, making Quickfood S.A. free to be transferred to BRF. Additionally, on June 1, 2012, Quickfood began to be managed by BRF, with the complete segregation of the information systems.

The Companies will maintain the market informed of each new stage accomplished in the transaction.

São Paulo, June 5, 2012

Leopoldo Viriato Saboya	Ricardo Florence dos Santos
BRF – Brasil Foods S.A.	Marfrig Alimentos S.A.
Chief Financial, Administrative and	Chief Financial and
Investor Relations Officer	Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   June 5, 2012

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director